1st FRANKLIN FINANCIAL CORPORATION

213 EAST TUGALO STREET

P.O. BOX 880

TOCCOA, GEORGIA  30544

(706) 886-7571

October 11, 2005

VIA EDGAR AND FEDEX

Mr. Christian Windsor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

1st Franklin Financial Corporation
Amendment No. 1 to Registration Statement on Form S-2
Filed September 12, 2005
(File No. 333-126589)
Annual Report on Form 10-K
(File No. 002-27988)

Dear Mr. Windsor:

Reference is made to your letter, dated September 30, 2005, regarding comments of the Securities and Exchange Commission (the "Commission") relating to the disclosure in the above-referenced filing.  1st Franklin Financial Corporation (the "Company") is filing herewith Pre-Effective Amendment No. 2 to Form S-2, which has been marked to show changes made from the above-referenced filing.  This letter repeats each of the comments in your letter, and follows with responses prepared by the Company.

In General

1.

Please make sure the prospectus contains page numbers.

ANSWER:  The prospectus has been revised to contain page numbers.

2.

Please confirm that the registrant will file a prospectus supplement at the time of each interest rate adjustment, which you indicate occurs each week.  Please see telephone interpretations D21 and 22.

ANSWER:  The Company confirms that it will file a prospectus supplement reflecting each interest rate adjustment in accordance with the requirements of applicable Commission telephone interpretations and Rule 424 of the Securities Act.  The cover page of the prospectus explicitly states that a prospectus supplement setting forth the then-current interest rate features will be filed weekly by the Company with the Commission.

Summary

3.

Revise the Summary to disclose the notice procedures for note holders whose notes are maturing or when they reach an interest adjustment date.

ANSWER:  The Summary has been revised to disclose the notice provisions, and redemption procedures, for holders of Debentures on interest adjustment dates and at maturity.

4.

Revise your Summary Description of the Debentures to clarify that the term of the notes and any extended term will be up to four years, depending on the interest adjustment options chosen by the note holder at the time of purchase.

ANSWER:  The prospectus has been revised to clarify that the term of the Debentures, including any extension of maturity, may be less than four years as a result of permissible redemptions.

5.

Revise the Summary to disclose the assets, earnings, capital at the end of each of the last three years and at the end of the most recent quarter.

ANSWER:  The Summary section of the prospectus has been revised to disclose certain consolidated financial information of the Company, including its assets, earnings and capital as of and at the end of each of the last three years and the most recent quarter.

Risk Factors

6.

Revise this section to include a risk factor that discusses the fact that your company is not rated by any Nationally Recognized Statistical Rating Agency and therefore the interest rate paid on the notes may not fully capture the credit risk that the investor is accepting by purchasing your notes.

ANSWER:  The Company has revised the prospectus to include a risk factor relating to the fact that neither it, nor the Debentures, are rated by any Nationally Recognized Statistical Rating Agency.

7.

Revise this section to discuss the risks First Franklin faces due to political concern about the types of your loans and other products that you offer.  We note that the Georgia legislature has taken steps to address "predatory lending" causing other consumer finance companies to cease operations in Georgia.

ANSWER:  The 7th Risk Factor under the caption "Risk Factors Relating to 1st Franklin" has been revised to identify risks the Company faces due to political concerns, in addition to the regulatory environment, relating to the Company's business.

Description of the Debentures

8.

Revise this section to include a description of the interest payment features of the notes.  Also, revise this section and the Summary to discuss the procedures for the note holder to demand payment of accrued interest and any ability of First Franklin to refuse to pay interest subject to such a demand.

ANSWER:  The prospectus has been revised to include a description of the interest payment features of the Debentures.  Additionally, the Description of the Debentures and Summary sections of the prospectus have been revised to discuss the procedures for a holder to demand payment of interest and the circumstances in which the Company may refuse to make any such demanded payment.

Establish Features of the Debentures

9.

Your added disclosure in response to comment 4 does not address the specific factors taken into consideration to change the interest rates.  Please elaborate on the "interpretation of conditions" mentioned in the Established Features of the Debentures section.

ANSWER:  The Company has further revised the prospectus to identify specific factors that are considered by management in determining interest rates.

10.

In your explanation of the Interest Adjustment process, you state that the holder can redeem the debenture without penalty on the "interest adjustment date," otherwise; the debenture will be automatically extended for a second period equal to the first at the new interest rate.  Please clarify how many days each holder will have before the note is extended to provide notice of their decision to have their notes redeemed on the maturity date.

ANSWER:  The prospectus has been revised to clarify that a holder of a Debenture can redeem such Debenture at and as of any interest adjustment date or the maturity date, as applicable, and that redemption requests for other dates will be honored in the sole discretion of the Company.

11.

We note that you will notify each holder of debentures of the new interest rate 7 days prior to the end of each interest adjustment period; however, this is not enough notice to holders.  In the no action letter to Xerox Credit Corporation, available June 16, 1983, the staff granted no action relief for extending notes where the company gave note holders thirty days notice of a rate adjustment.  Also, the notice informed the note holder of the interest rate that the company would pay on the notes.  Please revise your disclosure to provide investors with notices of similar length and informational content.

ANSWER:  At the time that an investor first purchases a Debenture, the investor selects the interest adjustment period from those then offered by the Company that will be applicable to that Debenture for so long as it is outstanding.  Currently, investors can select interest adjustment periods of 1, 3 or 6 months, or 1, 2 or 4 years.  As disclosed in the prospectus, the Company establishes interest rates for new Debentures, and for those with upcoming interest adjustment dates, on a weekly basis, and factors that are considered in establishing interest rates include general market conditions and rates then offered by competing institutions for similar investment products.  Because the interest rates are effected by, among other things, market conditions and are only established one week in advance of the effective time of each adjustment, it is not possible for the Company to provide security holders with 30 days’ advance notice of the actual interest rate that will be applicable during the next interest adjustment period.

For purposes of evaluating the Company's marketing practices, we believe it is important to understand the Company's typical investor base.  The Company's typical investors are residents of the States of Georgia or South Carolina, who reside in relatively close proximity to the Company's investment center or a branch office which can assist them in working with the investment center.  As a result, 7 days generally is sufficient time to allow for delivery of the notices to holders of Debentures and for the holders to consider and make any request for redemption, if desired.  As a result, the Company believes that a 30 day advance notice requirement prior to a change in the interest rate offered on Debentures is both impractical and unnecessary.  Further, investors who are considering an investment in the Debentures typically would otherwise be placing money in a savings account or similar term investment account or certificate of deposit, often with a local bank or savings and loan company.  These investors are generally looking for medium term, interest bearing investments in which they can often invest smaller sums of money than they would with larger institutions, while at the same time earning a reasonable interest rate.  For that reason, the Company believes that an investment in Debentures is most similar to an investment in an interest bearing savings account or a certificate of deposit, rather than other investments such as debt securities offered by larger national or international organizations.  The Company notes that most of these similar investments, whether offering variable interest rates, rollover at maturity provisions or other characteristics similar to an investment in the Debentures, do not provide investors with any advance notice of changes in any of the terms thereof, other than as may be contemplated and disclosed at the time of the original investment.

For the reasons outlined above, the Company does not believe that the position in the Xerox Credit Corporation letter, available June 16, 1983, should apply to the Debentures.

In the interest of trying to ensure that all terms and conditions of the Debentures are properly disclosed to investors, the Company has revised the prospectus to clarify the timing of the notices that it provides holders of Debentures in connection with upcoming interest adjustment or maturity dates, as applicable.

12.

 Please disclose whether you intend to provide an updated prospectus to holders in order to facilitate their investment decision.

ANSWER:  As set out in the Company's letter to you of September 12, 2005 (the "First Response Letter"), the Company believes that the investment decision with respect to the Debentures is made as of the date of an initial investment in the Debentures.  At that time, a potential investor is provided with all material information that the Company believes is relevant to making an investment decision with respect to the Debentures.

The Company does not believe that subsequent changes in the interest rate paid on a Debenture cause the Debenture to constitute a new security requiring an investment decision.  Instead, the change in interest rate is solely a change in one of the variable terms of the original security, accomplished in the manner contemplated and expressly provided for at the time the security was issued.  Nevertheless, in order to ensure that security holders have access to current information about the Company, all investors in Debentures are provided with periodic reports on the Company's business operations and its financial condition in the form of annual and quarterly reports to investors containing financial statements for the periods covered by such reports, the forms of which are filed with the Commission as exhibits to each of the Company's annual or quarterly reports on Form 10-K or 10-Q, as applicable.

Extension after Maturity

13.

Revise this section to discuss in greater detail the steps that investors must take in order to demand that their notes are paid at the interest adjustment/maturity date.

ANSWER:  The Company has revised the relevant section to discuss the steps that holders of Debentures must take in order to receive payment of principal and interest (as applicable) at an interest adjustment or maturity date.

Form 10-Q for the Quarter Ended June 30, 2005

14.

Please revise your form 10-Q to disclose if there were any changes that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  See Item 308(c) of Regulation S-K.

ANSWER:  The Company has filed an amendment to its Form 10-Q to include disclosure indicating that there were no changes that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting in the subject period.

Marketing Materials

15.

Revise your marketing materials to clarify that First Franklin is not a bank and therefore investors rely upon First Franklin's ability to repay notes alone for security for their investment.

ANSWER:  The Company is revising its marketing materials to indicate, among other things, that the Company is not a bank and that investors must rely upon the Company's ability to repay Debentures alone as security for their investment.

16.

Revise the materials to discuss the rollover provisions of the notes and the requirement that investors must make a demand for interest payments prior to maturity.

ANSWER:  The Company is revising its marketing materials to disclose the rollover provision and the requirement that investors must make a demand for interest payments prior to maturity.

17.

The marketing materials and radio advertisement spots appear not to contain information sufficient to qualify as a Section 10(a) prospectus.  Please advise the staff how you ensure that everyone who receives these materials or hears these advertisements has received a 10(a) prospectus prior to hearing or receiving the materials.  Alternatively, provide us with your analysis regarding how the use of these materials does not violate Section 5 of the Securities Act of 1933.

ANSWER:  As set out in the First Response Letter and in accordance with Section 5 of the Securities Act of 1933, as amended (the “Act”), the Company offers and sells its Debentures only after prior or contemporaneous delivery to a potential investor of a prospectus meeting the requirements of Section 10(a) of the Act.  In addition, and from time to time, the Company uses the marketing materials previously provided to you, or substantially similar materials, to inform customers and potential customers of the interest rates and other key features of its Debentures.

Section 2(a)(10)(b) of the Act provides that “a notice, circular, advertisement, letter, or communication in respect of a security shall not be deemed to be a prospectus if it states from whom a written prospectus meeting the requirements of Section 10 may be obtained and, in addition, does no more than identify the security, state the price thereof…and contain such other information as the Commission, by rules or regulations…may permit.”  Further, Rule 135 under the Act provides that, for purposes of Section 5 of the Act, an issuer publishing a notice of a proposed offering will not be deemed to offer its securities through such notice if the notice contains a statement to the effect that it does not constitute an offer of any securities for sale and contains only certain enumerated content.  In utilizing the marketing materials, the Company intended to comply, and believes that it has complied, with both Section 2(a)(10)(b) of the Act and Rule 135 thereunder, as the marketing materials expressly state that they are not offers for the sale of the Debentures and provide that such offers are made only by a prospectus, as well as provide one or more ways for a potential investor to obtain a prospectus from the Company (such as a phone number or address to contact to request the same).  Additionally, such materials (as revised in response to the Commission’s comments 15 and 16 as described above) provide the name of the issuer, and the title, amount and basic terms of the Debentures, all in the manner permitted by Rule 135.

For the foregoing reasons, the Company believes that its marketing materials are not deemed to be a prospectus under Section 2(a)(10) of the Act and, therefore, that the use of those materials is not in violation of Section 5 of the Act.

Please contact the undersigned at (706) 886-7571 or Mark L. Hanson at (404) 581-8573 in connection with any questions or comments related to the filing.  Thank you for your attention to this matter.

Very truly yours,

/s/  A. Roger Guimond

Executive Vice President and

Chief Financial Officer

Enclosure

cc:

Mark L. Hanson, Esq.
Will Herman